UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

BLUE WIRELESS & DATA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

096083100
CUSIP Number

December 19, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 096083100

1	Name of Reporting Person
I.R.S. Identification No. of above person (entities only)

Golden Gate Investors, Inc. 34-1986525

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

USA

	5	Sole Voting Power
Number of Shares		19,777,227
Beneficially Owned By Each	6	Shared Voting Power
Reporting	7	Sole Dispositive Power
Person With		19,777,227
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person

19,777,227

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Golden Gate can beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion of Golden Gate’s Convertible Debenture would exceed this restriction.

11	Percent of Class Represented By Amount in Item 9.

9.9%

12	Type of Reporting Person (See Instructions)

CO

CUSIP No. 096083100

ITEM 1.

(A) NAME OF ISSUER
Blue Wireless & Data, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
3001 Knox Street, Suite 401
Dallas, TX 75205

ITEM 2.

(A) NAME OF PERSON FILING
Golden Gate Investors, Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
7817 Herschel Ave., Suite 200
La Jolla, CA 92037

(C) CITIZENSHIP
USA

(D) TITLE OF CLASS OF SECURITIES
Common Stock

(E) CUSIP NUMBER
096083100

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

CUSIP No. 096083100

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 19,777,227

(b) Percent of class: 9.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 19,777,227

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 19,777,227

(iv) Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:	By:	/s/ Travis W. Huff
Name: Travis W. Huff
Title: Vice President and Portfolio Manager